United States securities and exchange commission logo





                              January 26, 2021

       Andrew Shapiro
       Chairman and Chief Executive Officer
       Broadscale Acquisition Corp.
       1845 Walnut Street
       Suite 1111
       Philadelphia, PA 19103

                                                        Re: Broadscale
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed December 31,
2020
                                                            File No. 377-03982

       Dear Mr. Shapiro:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       General

   1.                                                   Please identify the
underwriter in your next submission or filing.
 Andrew Shapiro
Broadscale Acquisition Corp.
January 26, 2021
Page 2

        You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or John Cash,
Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202)
551-3345 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any other questions.



FirstName LastNameAndrew Shapiro                           Sincerely,
Comapany NameBroadscale Acquisition Corp.
                                                           Division of
Corporation Finance
January 26, 2021 Page 2                                    Office of
Manufacturing
FirstName LastName